[redacted]

09040750

SECURIT[ies and exchange commi]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34781

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

947 Linwood Ave.
(No. and street)

Ridgewood	NJ	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Strasberg — 201-447-9000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 26 2009
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RIDGEWOOD SECURITIES CORPORATION

Table of Contents

This report contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Robert E. Swanson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Ridgewood Securities Corporation, as of and for the year ended March 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 5/22/09 Date

Robert E. Swanson
President and Chief Executive Officer

Subscribed and sworn to before me
on this 22 day of May, 2009

Notary Public

JEANNE THOMPSON
A Notary Public of New Jersey
My Commission Expires May 3, 2012

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Ridgewood Securities Corporation:

We have audited the accompanying statement of financial condition of Ridgewood Securities Corporation, (the "Company") as of March 31, 2009, and the related statements of operations, cash flows, and changes in stockholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ridgewood Securities Corporation at March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 22, 2009

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2009

Assets		
Cash and cash equivalents	$	529,473
Certificate of deposit		56,778
Receivable from affiliates		93,722
Prepaid and other assets		65,398
Total assets	$	745,371
Liabilities and Stockholder's Equity		
Accounts and accrued expenses payable	$	244,095
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		9,000
Retained earnings		491,276
Total stockholder's equity		501,276
Total liabilities and stockholder's equity	$	745,371

See Notes to Financial Statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2009

Revenues		
Selling commissions	$	7,596,350
Placement fees		1,573,211
Interest and other income		5,999
Total revenue		9,175,560
Expenses		
Compensation and benefits		7,014,561
Selling expenses		1,820,468
Professional fees		747,036
Regulatory fees		81,277
Total expenses		9,663,342
Loss before income taxes		(487,782)
Income tax expense		3,942
Net loss	$	(491,724)

See Notes to Financial Statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2009

Cash flows from operating activities		
Net loss	$	(491,724)
Noncash items included in net loss:		
Interest accrual for certificate of deposit		(868)
Changes in operating assets and liabilities:		
Increase in receivable from affiliates		(73,911)
Increase in prepaid and other assets		(16,994)
Increase in accounts and accrued expenses payable		160,813
Decrease in due to affiliates		(16,401)
Decrease in cash and cash equivalents		(439,085)
Cash and cash equivalents, beginning of year		968,558
Cash and cash equivalents, end of year	$	529,473
Supplemental disclosure		
Cash paid for:		
Income taxes	$	3,862

See Notes to Financial Statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2009

	Common stock shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, March 31, 2008	1,000	$ 1,000	$ 9,000	$ 983,000	$ 993,000
Net loss	-	-	-	(491,724)	(491,724)
Balance, March 31, 2009	1,000	$ 1,000	$ 9,000	$ 491,276	$ 501,276

See Notes to Financial Statements.

1. BACKGROUND

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983, under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of related party limited liability company shares for which Ridgewood Capital Management LLC, Ridgewood Renewable Power LLC, and Ridgewood Energy Corporation (companies affiliated through common ownership) act as managers.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of, or custody of, customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Company prepares its financial statements under accounting principles generally accepted in the United States of America.

Revenue Recognition—The Company recognizes revenue from services rendered, which include placement fees and selling commissions, in connection with broker dealer activities. Placement fees and selling commissions, after meeting the minimum offering amount of the trust, are recognized when the subscription process is complete. Reimbursable selling expenses are billed at cost and associated revenue recorded as incurred.

Interest income is recorded when earned.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments—As of March 31, 2009, the carrying value of the Company's assets and liabilities approximate fair value.

Income Taxes—The Company files an S Corporation tax return. No provision is made for federal income taxes in the financial statements since the income and losses of the Company pass through and are included in the tax return of the stockholder. However, the Company is subject to state income taxes. The Company evaluates uncertain tax positions, if any, using Statement of Financial Accounting Standard ("SFAS") No. 5, *Accounting for Contingences*. If applicable, a loss contingency is recognized when, in the opinion of management, it is probable that a tax liability has been incurred as of the date of the financial statements and the amount can be reasonably estimated. There are no significant uncertain tax positions requiring recognition in the Company's financial statements.

Balance Sheet Captions—The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and cash equivalents—The Company considers all highly liquid investments with maturities, when purchased, of three months or less as cash and cash equivalents. The amounts recognized for cash and cash equivalents in the Statement of Financial Condition approximate fair value. At March 31, 2009, cash balances did not exceed insured limits.

Certificate of deposit— The amount recognized for certificate of deposit in the Statement of Financial Condition approximates fair value.

Prepaid and other assets—Prepaid and other assets consist primarily of prepaid fees to the Financial Industry Regulatory Authority, Inc., prepaid insurance and prepaid state income taxes.

Accounts and accrued expenses payables—Accounts and accrued expenses payable consists primarily of accounting fees, legal fees, and administrative expenses.

New Accounting Pronouncements—In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 in periods of market dislocation and provides an example to illustrate key considerations for determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 became effective upon issuance and is applicable for periods for which financial statements have not been issued. The clarifying guidance provided in FSP FAS 157-3 did not result in a change to the Company's application of SFAS 157 and did not have an impact on the Financial Statements.

In October 2008, the FASB decided to defer FIN 48 for all non-public companies noting complexities in determining the scope of the deferral for only pass-through non-public entities. On December 30, 2008, the FASB issued FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which defers the application of FIN 48 for nonpublic companies that are (a) not a consolidated entity of a public enterprise that applies U.S. GAAP, or (b) has not issued a full set of U.S. GAAP annual financial statements before the issuance of this FSP using the recognition, measurement, and disclosure requirements of FIN 48. The Company is currently evaluating the impact of this guidance but does not believe that the adoption would have a material effect on its financial statements.

3. RELATED-PARTY TRANSACTIONS

All revenue other than interest and other income is earned from limited liability companies whose managers are affiliates of the Company.

Affiliated companies provide certain office space and other services to the Company. For the year ended March 31, 2009, the Company paid $608,000 in professional fees, which is included in *Professional fees* on the Statement of Operations and $40,000 in rent expense to affiliated companies, which is included in *Selling expenses* on the Statement of Operations.

At March 31, 2009, $93,722 in commissions and fees were receivable by the Company from affiliates, which is included in *Receivables from affiliates* on the Statement of Financial Condition.

4. CONTINGENCIES

On December 30, 2005, an investor in the Funds affiliated with the Company, Paul Bergeron, on behalf of himself and as Trustee for the Paul Bergeron Fund (the "Plaintiff"), filed a Complaint in the Federal District Court in Massachusetts, Paul Bergeron v. Ridgewood Securities Corporation et al. The action was brought against, among others, the Company and persons who are officers of the Company alleging violations of the Massachusetts Securities Act, as well as breach of fiduciary duty, fraud, breach of contract, negligent misrepresentation and unjust enrichment, all related to a set of alleged facts and allegations regarding the sale of securities of funds managed by the affiliates of the Company, which were sold in private offerings and the operation of those funds subsequent to the sale. The Plaintiff is seeking damages of $900,000 plus interest and other damages to be determined at trial. Presently, Discovery has been completed and in March 2009, a Motion for Summary Judgment filed by the Defendants was granted on contract claims, but otherwise denied, and a trial date of June 15, 2009 was set.

The Company is subject to legal proceedings involving ordinary and routine claims related to its business. The ultimate legal and financial liability with respect to such matters discussed above cannot be estimated and management therefore has not recorded a reserve. While it is not possible to predict the outcome of the litigation discussed above with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, based on its evaluation of matters which are pending or asserted, the Company's management believes the disposition of such matters will not have a material adverse effect on the Company's business or its financial statements.

5. STOCKHOLDER'S EQUITY

The Company has authorized and outstanding 1,000 shares of $1 par value common stock.

6. RETIREMENT PLAN

Employees may participate in a voluntary defined contribution retirement plan. Employee contributions are matched fifty cents on the dollar up to three percent of salary. Voluntary and employer contributions are fully vested at the time of contribution. For the year ended March 31, 2009, employer contributions were $60,278, which is included in *Compensation and benefits* on the Statement of Operations.

At the discretion of management, the Company may elect to make a profit sharing contribution to the plan. For the year ended March 31, 2009, there were profit sharing contributions paid of $59,589, which is included in *Compensation and benefits* on the Statement of Operations.

7. INCOME TAXES

For the year ended March 31, 2009, the Statement of Operations reflects income tax expense of $3,942. The income tax expense reflects the current state expense paid to the states of New Jersey, Massachusetts and California. The Company had prepaid state income tax of $13,263 included in *Prepaid and other assets* on the Statement of Financial Condition and no deferred taxes at March 31, 2009.

The Company is no longer subject to U.S. or state income tax examinations by tax authorities for years before 2005.

8. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum net capital requirements. As of March 31, 2009, the Company had net capital of $341,885, which was $325,611 in excess of its required net capital of $16,274. The Company's net capital ratio was 0.714 to 1 as of March 31, 2009.

****

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2009

Net Capital:	
Stockholder's equity	$ 501,276
Nonallowable assets:	
Receivable from affiliates	93,722
Prepaid and other assets	65,398
Penalty on hypothetical early withdrawal of certificate of deposit	271
Total non-allowable assets	159,391
Net capital	$ 341,885
Aggregate indebtedness	
Accrued expenses and payroll taxes payable	$ 244,095
Minimum Net Capital Requirement:	
(6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	16,274
Excess net capital	$ 325,611
Ratio of aggregate indebtedness to net capital	0.714

There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report (Form X-17A-5) filed on April 23, 2009. Therefore, no reconciliation is deemed necessary.

RIDGEWOOD SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2009

Exemption under Section (k)(2)(i) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

May 22, 2009

Ridgewood Securities Corporation
947 Linwood Ave.
Ridgewood, NJ 07450

In planning and performing our audit of the financial statements of Ridgewood Securities Corporation (the "Company") as of and for the year ended March 31, 2009 (on which we issued our report dated May 22, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend upon the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated May 22, 2009 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

RIDGEWOOD SECURITIES CORPORATION
(S.E.C. I.D. No. 8-34781)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED MARCH 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT